Vector Acquisition Corporation

One Market Street

Steuart Tower, 23rd Floor

San Francisco, CA 94105

June 25, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, DC 20549

Attention: Kevin Stertzel, John Cash, Perry Hindin and Jay Ingram

RE:     Vector Acquisition Corporation

  Draft Registration Statement on Form S-4

  Submitted May 10, 2021

  CIK 0001819994

Dear Messrs. Stertzel, Cash, Hindin and Ingram:

This letter sets forth responses of Vector Acquisition Corporation (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter, dated June 4, 2021, with respect to the above-captioned Draft Registration Statement on Form S-4 (the “Draft Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. Captions and page references herein correspond to those set forth in the Draft Registration Statement.

In addition, the Company has revised the Draft Registration Statement in response to the Staff’s comments and the Company is publicly filing the registration statement (the “Registration Statement”) with this letter, which reflects these revisions and updates certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement. A copy of the Draft Registration Statement marked against the Registration Statement is included for your convenience. Capitalized terms used herein and not defined have the meanings set forth in the Registration Statement.

Vector Acquisition Corporation / Rocket Lab USA, Inc. Confidential Draft Registration Statement on Form S-4 Submitted May 10, 2021

General

1.

It appears that Vector (Delaware) will be issuing shares to the PIPE investors and those securities will then be exchanged for shares of Rocket Lab in the registered offering. Please explain the impact of this arrangement on the restrictions attached to the shares issued privately. In your response, please address the availability of Rule 152 to separate the private issuance from the registered exchange of the PIPE shares and why you believe you have met the requirements of Section 4(a)(2) for transactions “not involving a public offering.” See generally Rule 152 and Securities Act Sections Compliance and Disclosure Interpretations 134.02, 134.03, and 139.25.

Securities and Exchange Commission

June 25, 2021

Response: We respectfully advise the Staff that the issuance by Vector Delaware of shares of Class A common stock to the PIPE investors will occur following the First Merger and simultaneous with the completion of the Second Merger. Therefore, the shares received by the PIPE investors will not be exchanged for shares of New Rocket Lab offered pursuant to the Registration Statement. As noted on pages 8-9, 88-89 and 103 of the Registration Statement, shares issued to PIPE investors will be registered for resale after the closing of the business combination in accordance with the registration rights granted in connection with the PIPE financing.

Letter to Vector Acquisition Corporation Shareholders, page i

2.	Please explain why the Director Proposal is conditioned on the Domestication Proposal not being approved at the annual general meeting.

Response: In response, we have revised the Registration Statement to no longer condition the Director Proposal on the Domestication Proposal not being approved at the annual general meeting, as referenced in the Letter to Vector Acquisition Corporation Shareholders, the Notice of Annual General Meeting to be Held on                 , 2021 and on pages 4, 75, 76, 147.

Questions and Answers about the Transactions, page xii

3.

Please add a new Q&A to disclose and quantify the interests each of the registrant’s sponsor, current officers and directors. Please disclose and quantify the return they will receive on their initial investment based in the $4 billion valuation assigned to Rocket Lab. Also, provide similar disclosure in the Summary at page 15 and elsewhere, including page 114, about the return these parties will receive on their initial investment, including the price paid to acquire the securities and the current value as of the most recent practicable date.

Response: In response, we have revised page xv to include a new Q&A that discloses and quantifies the interests each of the registrant’s sponsor, current officers and directors. This Q&A also discloses and quantifies the return on the aforementioned parties’ return on investment based on the $4 billion valuation assigned to Rocket Lab. We have also revised pages 15, 52, and 116 to include similar disclosures.

Background to the Business Combination, page 103

4.

Refer to the last paragraph on page 105. Please disclose the background to this initial valuation. For example, disclose whether Rocket Lab had established a minimum expected pre-transaction equity value, and if not, describe in greater detail how Vector reached a $3.984 billion valuation of Rocket Lab.

Response: In response, we have disclosure on the background of the initial valuation on page 106.

5.	Refer to the last paragraph on page 106. Please disclose what precipitated this increase in the minimum expected pre-transaction equity value from that described in the last paragraph on page 105.

Response: In response, we have added disclosure on the cause of the increase in the minimum expected pre-transaction equity value on page 107.

6.

Refer to the first paragraph on page 107. Please expand this disclosure to better describe in greater detail the Vector board’s “affirmative consideration” of Morgan Stanley’s role as financial advisor

Securities and Exchange Commission

June 25, 2021

to Rocket Lab. Describe in detail the “potential conflict,” why the board believed there was a “perceived benefit” of engaging Morgan Stanley as a lead placement agent for the Pipe Financing and what factors it considered that enabled it to conclude that such benefits outweighed the potential risks that might arise from such conflict.

Response: In response, we have expanded the disclosure on page 108 to describe in greater detail the “potential conflict” and “perceived benefit” in engaging Morgan Stanley as a lead placement agent.

Certain Rocket Lab Projected Financial Information, page 112

7.	We note the projections provided by Rocket Lab’s management and used as your basis to support the satisfaction of the 80% test. Please address the following:

•

We note projected revenues for 2022 are $176 million and you apply a compound annual growth rate of 87%. Please explain to us and in your filing, how this estimate was determined, given the current scheduled backlog for 2022 is only $54.8 million.

•	Please explain in your filing how the “unlevered free cash flow” metric is useful, as it appears to exclude key capital required to achieve the revenue amounts projected.

•	Provide disclosure of the expected capital expenditures and increases in working capital that will be required to achieve the revenues and Adjusted EBITDA presented.

•

Your disclosure states the board concluded that it was appropriate to base the 80% satisfaction test on both quantitative and qualitative factors. Please disclose the relative weighting that was applied to quantitative factors vs. qualitative factors.

Response:

•

In response to the first bullet above, for launch contracts signed since Rocket Lab’s first successful paid launch in November 2018, the average time between signing and launch has ranged from approximately 7 to 7.5 months during 2019 and 2020. As a result, projected revenue for years after 2021 was primarily based on estimates of Rocket Lab’s management and not on signed agreements that were in place at the time of the projections. We have revised page 114 to disclose this fact.

•

In response to the second bullet above, we have revised page 114 to clarify that the “unlevered free cash flow” metric is reduced by the amount of expected capital expenditures and increases in working capital.

•

In response to the third bullet above, we have added disclosure of the expected capital expenditures and increases in working capital that will be required to achieve the revenues and Adjusted EBITDA presented on page 114.

•

In response to the fourth bullet above, we have added disclosure on page 115-116 to address the relative weighting applied to quantitative factors and qualitative factors, in respect of our conclusion that it was appropriate to base the 80% satisfaction test on both quantitative and qualitative factors.

8.	Please revise the assumptions described on page 113 to provide greater detail and quantify where possible. For example, but without limitation:

•	quantify the existing customer backlog and explain why it “supports” the projected revenue growth;

•

quantify the “efficient scaling” of manufacturing and launch operations, the “expected cost reductions” and clearly state whether such scaling and expected cost reductions constitute material departures from past performance and cost reductions;

•

quantify each of the variables described in the last 4 bullet points on page 113, e.g. growth in demand, expansion of addressable market, further penetration and third-party forecasts and explain whether such assumptions represent a material departure from past performance or whether, alternatively, they are consistent with past trends; and

•

if the response to the preceding point is that the assumptions regarding these last four variables are not consistent with such past performance, explain both narratively and quantitatively why such assumptions are justified.

Response: In response, we have revised the assumptions described on page 114-115 to include greater detail and quantification of the assumptions listed therein.

9.

We note the risk factor disclosure on pages 28 to 46 that appears to outline substantial uncertainty regarding the future prospects of Rocket Lab and its ability to earn a profit. For example, but without limitation, we note the following disclosure:

Securities and Exchange Commission

June 25, 2021

•

“We experienced net losses of $30 million and $55 million in 2019 and 2020, respectively. We expect to continue to incur net losses for the next several years and we may not achieve or maintain profitability in the future.” (page 29)

•

“The RASR contract accounts for approximately 24% of our backlog. Given the uncertainty surrounding future government spending and the right of U.S. government customers to terminate our contracts for convenience, there can be no assurance that the remaining backlog for this contract will ultimately be recognized in revenues.” (page 31)

•

“For the year ended December 31, 2020, our top five customers together accounted for approximately 76% of our revenues. At December 31, 2020, our top five backlog customers together accounted for approximately 74% of our backlog. Our customers could experience a downturn in their business or find themselves in financial difficulties, which could result in their ceasing or reducing their use of our services or becoming unable to pay for services they had contracted to buy.” (page 32)

In responding to the preceding comment, please advise what consideration, if any, Rocket Lab gave to these and other disclosed risks and their impacts on the assumptions referenced in the preceding comment, e.g. whether such acknowledged risks resulted in more conservative assumptions and/or forecasts or had no impact on these assumptions or the ultimate forecasts.

Response: These disclosed risks and other risks were considered by Rocket Lab and taken into account in Rocket Lab’s forecasts. Rocket Lab did not make specific quantifiable adjustments to account for each specific risk, but rather developed its forecasts holistically taking all of these risks into consideration. The risks facing Rocket Lab did, on the whole, result in more conservative assumptions and forecasts than those that otherwise would have been made. In response, we have added disclosure on page 115 cautioning that there may be significant differences between actual and projected results.

10.

Please provide Rocket Lab’s basis for seven years of projections as opposed to a shorter period, especially in light of the risk factor disclosure referenced in the preceding comment. In addition, please disclose whether, and if so, how, Vector’s board of directors weighted the projections contained in the latter part of the seven years for purposes of its determination to approve the transactions and recommend approval by shareholders.

Response: In response, we have revised pages 112-113 to include additional disclosure related to the basis for Rocket Lab’s basis for seven years of projections, as opposed to a shorter period, and to disclose that the Vector board of directors did not ascribe specific weighting to the projections provided by Rocket Lab’s management contained in the latter part of the seven years for purposes of its determination to approve the transactions and recommend approval by shareholders.

11.

Refer to the disclosure in the last full paragraph on page 112. Please tell us the basis for your apparent belief that you can limit your obligation to update your prospectus in this manner. In particular, these assertions do not appear consistent with the requirements of Item 408 of Regulation C and your proposed use of the prospectus over a period of time in connection with a continuous offering of shares pursuant to the exchange offer.

Response: In response, we have revised page 114 to provide the basis for our belief that we can limit our obligation to update the prospectus in this manner.

U.S. Federal Income Tax Considerations, page 147

12.

We note the statements in this section that the disclosure is a discussion of material federal income tax considerations of the domestication and two mergers. It appears from the exhibit index that there is no a tax opinion. The prospectus should provide a brief, clear and understandable summary of the material tax aspects of the domestication and mergers and the required Item 601(b)(8) tax opinion provided by counsel should state clearly the tax consequences. Please file a tax opinion as an exhibit and clarify whether the tax disclosure is intended to constitute such opinion or whether counsel will be providing a separate long form tax opinion. Alternatively, please explain why a tax opinion is not required to be filed. Refer to Item 601(b)(8) of Regulation S-K and Section III of Staff Legal Bulletin No. 19.

Securities and Exchange Commission

June 25, 2021

Response: We revised the Registration Statement to include a tax opinion as Exhibit 8.1 and will file such opinion in a future amendment.

Customers, page 194

13.

Disclosure here indicates that “[o]ur launch services have been used by more than 20 organizations.” Please disclose the percentage of business accounted for by government versus private sector customers.

Response: In response, we have revised page 198 to disclose that government customers account for approximately 45% of the revenues derives from our launch of the 104 satellites that we have deployed as of May 2021, with commercial customers accounting for the remaining approximately 55% of remaining customers.

Our Growth Strategy, page 194

14.

Revise the first two bullet points on page 194 to explain the cited growth strategies. For example, explain what is meant by the phrase “[e]xploit Electron’s time-to-market leadership and flight heritage in small satellite launch to move up the value chain” and the phrase “[e]xpand our addressable launch market with the development of the Neutron launch vehicle..., which...will...address large commercial and government constellation launch opportunities...”

Response: In response, we have revised page 198 to describe further our cited growth strategies.

15.

The last bullet point on page 194 references “further penetrat[ing] available market” for on-orbit management of previously launched satellites. Please revise to provide investors with a sense of the size of the “available” market.

Response: In response, we have revised page 199 to describe further the size of the available market for on-orbit management of previously launched satellites.

Rocket Lab’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics and Select Financial Data, page 206

16.

We note your disclosure of a metric which appears to represent payments received, regardless of whether they are recognizable as revenue. Please expand your disclosure to include revenue per launch and cost per launch to provide a more balanced presentation.

Response: In response, we have revised page 211 to expand our disclosure to include revenue per launch and cost per launch to provide a more balanced presentation.

Comparison of the Years Ended December 31, 2019 and December 31, 2020 Cost of Revenues, page 211

17.	Please expand your disclosure to address the reasons why Cost of Revenues as a percentage of sales increased in 2020.

Response: In response, we have revised page 216 to expand our disclosure to explain that Cost of Revenues as a percentage of sales increased in 2020 as a result of a higher mix of lower margin missions in 2020, as compared to 2019.

Selling Stockholders and Related Information, page 237

18.	We note the risk factor disclosure on page 60 regarding the potential impact of large sales by current stockholders on the stock market price of the post-combination entity. With a view towards

Securities and Exchange Commission

June 25, 2021

disclosure, please advise what risks may exist with respect to the board’s effort to continue incentivizing its key executive officers should such officers sell significant amounts of their existing holdings via this resale registration statement.

Response: In response, we have revised the risk factor disclosure on page 41 to address the potential risks that may exist with respect to the board’s effort to continue incentivizing its key executive officers, should such officers sell significant amounts of their existing holdings via the resale registration statement.

Exclusive Jurisdiction of Certain Actions, page 255

19.

Disclosure in the second paragraph of this section indicates that “the Proposed Certification of Incorporation require[s] that, unless New Rocket Lab consents in writing to the selection of an alternative forum, the federal district courts of United States shall be the sole and exclusive forum for resolving any action asserting a claim arising under the Securities Act.” Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please revise the disclosure to state that there is uncertainty as to whether a court would enforce this provision. Please make conforming revisions elsewhere in the prospectus where applicable.

Response: In response, we have revised page 265 to state there is uncertainty as to whether other courts will enforce our federal forum provision.

Financial Statements, page F-1

20.	Please provide updated interim financial information with your next amendment. Refer to Rule 8-08 of Regulation S-X for guidance.

Response: In response, we have included interim financial information in the Registration Statement as required.

* * * * *

Securities and Exchange Commission

June 25, 2021

Thank you for your attention to our Registration Statement and these responses. If you have any questions related to this letter, please contact Debbie Yee at (713) 836-3630 of Kirkland & Ellis LLP.

Very truly yours,

/s/ Alex Slusky
Chief Executive Officer

Via E-mail:

cc:	Debbie P. Yee
Kirkland & Ellis LLP